

SECUR 07001531 ION



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C. SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. E. Powell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

444 Liberty Avenue, Suite 1800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

REPORT ROUTING FORM

CLIENT NAME: E.E. POWELL & CO., INC.

CLIENT NUMBER: 1005288 JOB NUMBER: 001 REPORT DATE: ______

DESCRIPTION OF DOCUMENT:

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006
&
INDEPENDENT AUDITORS' REPORT
&
INTERNAL CONTROL REPORT

COPIES: (If "Other", also specify user.)
Client (bound) ______ Client (unbound) ______ Scanning 1 Other ______ Total ______

ALL ITEMS MUST BE SIGNED OR INITIALED IN INK BY RESPONSIBLE PARTY

	SIGNATURE	DATE
DRAFTED BY:	NANCY LEE [illegible]	1/25/07
CDR PREPARED AND APPROVED:[1]	[signature]	N/R
AUDIT ENGAGEMENT:		
Sr. Manager	[signature]	2/2/07
Principal	[signature]	2/2/07
Independent (Overriding)[2]	[signature]	2-9-07
Concurring Principal[2]		
REVIEW ENGAGEMENT:		
Sr. Manager	N/A	
Principal	N/A	
Independent	N/A	
COMPILATION ENGAGEMENT:		
Sr. Manager	N/A	
Principal	N/A	
Independent[3]	N/A	
FORECASTS AND PROJECTIONS:		
Sr. Manager	N/A	
Principal	N/A	
Independent	N/A	
Concurring Principal[2]	N/A	
SPECIAL REPORTS (SAS 62):		
Sr. Manager	N/A	
Principal	N/A	
Independent	N/A	
OTHER ATTESTATION ENGAGEMENTS:		
Sr. Manager	N/A	
Principal	N/A	
Independent	N/A	
CONSULTING ENGAGEMENTS:		
Principal	N/A	
Independent	N/A	

	SIGNATURE	DATE
TYPED BY: Original	Toni Hale / [illegible]	1/26/07
Revisions	Toni Hale / [illegible]	1/31/07
	[illegible]	
	TMS	2/2/07
	NML	2/9/07
PROOFREAD BY: Original	NML	1/27/07
Revisions	NML	1/31/07
	TMS	2/2/07
	TMS	2/2/07
	NML	2/9/07
MATH CHECK: Original	NML	1/27/07
Revisions	NML	1/31/07
	TMS	2/2/07
	TMS	2/2/07
APPROVED FOR RELEASE:		
RELEASED TO CLIENT:		
SIGNED BY:		
PDF: Scanned by:		
PRO FORMA: Rolled over by		
Year		

FILE LOCATION ON NETWORK[4]
Word ENGAGEMENT/1100.03
Excel /1100.02

COMMENTS/SPECIAL INSTRUCTIONS: ______

1 Engagement principal to initial. If CDR not required for this engagement, insert "N/R" in date column.
2 MUST be completed for designated audit engagements or examined prospective F/S.
3 MUST be completed for full disclosure engagements only.
4 MUST include server, drive, folder, subfolders, document name. (Example: WB/F/Client03/0123456/Reports/Finansts123100)
(Servers include Allentown, Haddonfield, Hazleton, Philadelphia, Pittsburgh, Scranton, Wilkes-Barre.)

RRF 0905

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. E. Powell & Company, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly L. Banichar, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2010
Member, Pennsylvania Association of Notaries

Signature

Treasurer / CCO

Title

Kelly L. Banichar

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table Of Contents

PARENTE RANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

Stockholders
E. E. Powell & Company, Inc.:

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
February 20, 2007

E.E. POWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

DEPOSIT WITH CLEARING ORGANIZATION	$ 50,000
RECEIVABLE FROM CLEARING ORGANIZATION	279,412
MARKETABLE SECURITIES OWNED	52,814
PREPAID EXPENSES AND DEPOSITS	6,799
FURNITURE AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $186,963	8,002
TOTAL	$ 397,027

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Cash overdraft	$ 8,285
Accrued payroll and related liabilities	45,619
Total liabilities	53,904
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 100,000 shares authorized, 46,591 shares issued and outstanding	465,913
Paid-in capital	31,969
Deficit	(154,759)
Total stockholders' equity	343,123
TOTAL	$ 397,027

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions and fees	$ 842,582
Net dealer inventory and investment gains	171,458
Mutual funds - direct sales	96,349
Interest and dividends	17,026
Total revenues	1,127,415
EXPENSES:	
Employee compensation and benefits	848,541
Commissions and clearance fees	83,939
Other operating	75,007
Occupancy	54,998
Communications and data processing	25,466
Quotation services	20,592
Taxes, other than income taxes	500
Interest	1,495
Total expenses	1,110,538
INCOME BEFORE INCOME TAXES	16,877
INCOME TAXES	-
NET INCOME	$ 16,877

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	PAID-IN CAPITAL	DEFICIT	TREASURY STOCK	TOTAL
BALANCE, BEGINNING OF YEAR	$ 485,913	$ 31,969	$ (171,636)	$ -	$ 346,246
NET INCOME	-	-	16,877	-	16,877
PURCHASE OF TREASURY STOCK (2,000 SHARES)	-	-	-	(20,000)	(20,000)
RETIREMENT OF TREASURY STOCK (2,000 SHARES)	(20,000)	-	-	20,000	-
BALANCE, END OF YEAR	$ 465,913	$ 31,969	$ (154,759)	$ -	$ 343,123

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 16,877
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	4,800
(Increase) decrease in:	
Receivable from clearing organization	(64,769)
Marketable securities owned	(25,496)
Prepaid expenses and deposits	(24)
Increase in:	
Accrued payroll and related liabilities	6,459
Net cash used in operating activities	(62,153)
CASH FLOWS USED IN INVESTING ACTIVITIES,	
Purchase of furniture and equipment	(838)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash overdraft	8,285
Purchase of treasury stock	(20,000)
Net cash used in financing activities	(11,715)
DECREASE IN CASH	(74,706)
CASH, BEGINNING OF YEAR	74,706
CASH, END OF YEAR	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 1,495

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

REVENUES

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

RECEIVABLE FROM CLEARING ORGANIZATION

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

INVESTMENTS

Investments in marketable securities are recorded at market value in the statement of financial condition. Unrealized gains and losses are included in net income in the accompanying statement of income.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated service lives of the depreciable assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. MARKETABLE SECURITIES OWNED

Marketable securities owned consist of trading and investment securities. The fair value of these securities are summarized as follows:

Government obligations	$43,578
Voting trust	9,237
Total	$52,815

Net dealer inventory and investment gains recognized on the statement of operations related to the above securities are $1,137.

3. INCOME TAXES

The differences between the actual provision for income taxes and the amount expected by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled below:

Expected income tax expense	$5,738
Increase (decrease) resulting in:	
State tax, net of federal benefit	1,112
Surtax and other differences	(421)
Change in valuation allowance	(6,429)
Actual provision for income taxes	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant temporary differences are the difference between the book and tax basis of the Company's furniture and equipment and net operating loss carryforwards. The net deferred income tax asset is as follows:

Deferred tax assets:	
Federal net operating loss carryforward	$42,332
State net operating loss carryforward	19,848
Depreciation	607
Total deferred tax asset	62,787
Valuation allowance	(62,787)
Total	$ -

The Company established a valuation allowance for deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. The decrease in the deferred tax asset valuation allowance is primarily due to the taxable income.

The Company has federal net operating loss carryforwards of approximately $125,000. These carryforwards expire between 2021 and 2025.

The Company has state net operating loss carryforwards of approximately $199,000. These carryforwards expire from December 31, 2007 to December 31, 2015.

4. LINE OF CREDIT

The Company has a line of credit with a bank for $200,000. Interest is payable at the prime rate plus one and a half percent (9.75% at December 31, 2006). There were no borrowings at December 31, 2006 or for the year then ended.

5. OPERATING LEASE

The Company entered into an operating lease for office space. Rent expense was $54,998. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2006 are as follows:

YEAR ENDING DECEMBER 31:	
2007	$ 55,113
2008	55,113
2009	55,113
2010	22,964
Total	$188,303

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $323,886, which was $73,886 in excess of its required net capital of $250,000. The Company's net capital ratio was .17 to 1 at December 31, 2006.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution located in Pittsburgh, Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation to $100,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. RETIREMENT PLAN

The Company sponsors a Simple IRA plan. Employer contributions were $18,770.

10. EXEMPTIVE PROVISIONS OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

E.E. POWELL & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 343,123
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Furniture and equipment, net	8,002
Prepaid expenses, deposits and petty cash	6,799
Other deductions and/or charges	14,801
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	328,322
HAIRCUTS ON SECURITIES (COMPUTED, WHERE APPLICABLE, PURSUANT TO RULE 15c3-1 (f))	
Trading and investment securities,	
Debt securities	3,050
Other securities	1,386
Total trading and investment securities	4,436
NET CAPITAL	$ 323,886

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS:	
Cash overdraft	$ 8,285
Accrued payroll and related liabilities	45,619
Total liabilities	53,904
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 53,904

E.E. POWELL & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)	$ 3,593
MINIMUM DOLLAR NET CAPITAL REQUIRED	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 73,886
EXCESS NET CAPITAL AT 1000%	$ 318,495
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 323,886
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 323,886

See Notes to Financial Statements

END